Exhibit 99.5

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 30 June 2015

James Hardie Industries plc

Index

Page
Item 1. Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets as of 30 June 2015 and 31 March 2015	F-3

Condensed Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended 30 June 2015 and 2014	F-4

Condensed Consolidated Statements of Cash Flows for the Three Months Ended 30 June 2015 and 2014	F-5

Notes to Condensed Consolidated Financial Statements	F-6

James Hardie Industries plc

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of US dollars)

	30 June 2015	31 March 2015

Assets
Current assets:
Cash and cash equivalents	$92.3	$67.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	10.0	22.0
Accounts and other receivables, net of allowance for doubtful accounts of US$0.9 million and US$0.8 million as of 30 June 2015 and 31 March 2015, respectively	153.9	133.3
Inventories	207.6	218.0
Prepaid expenses and other current assets	20.2	24.3
Insurance receivable - Asbestos	16.8	16.7
Workers’ compensation - Asbestos	4.6	4.5
Deferred income taxes	14.6	17.3
Deferred income taxes - Asbestos	13.9	15.9

Total current assets	538.9	524.0
Property, plant and equipment, net	896.8	880.1
Insurance receivable - Asbestos	159.7	161.9
Workers’ compensation - Asbestos	45.8	45.5
Deferred income taxes	15.1	12.9
Deferred income taxes - Asbestos	389.7	389.3
Other assets	31.6	30.8

Total assets	$2,077.6	$2,044.5

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$150.4	$149.6
Short-term debt - Asbestos	27.5	13.6
Dividends payable	215.8	-
Accrued payroll and employee benefits	37.3	60.6
Accrued product warranties	12.1	8.9
Income taxes payable	15.1	1.8
Asbestos liability	132.3	131.6
Workers’ compensation - Asbestos	4.6	4.5
Other liabilities	11.1	7.3

Total current liabilities	606.2	377.9
Long-term debt	382.6	397.5
Deferred income taxes	88.9	88.9
Accrued product warranties	23.0	26.3
Asbestos liability	1,268.2	1,290.0
Workers’ compensation - Asbestos	45.8	45.5
Other liabilities	19.2	21.0

Total liabilities	2,433.9	2,247.1

Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 445,833,736 shares issued at 30 June 2015 and 445,680,673 shares issued at 31 March 2015	231.3	231.2
Additional paid-in capital	157.3	153.2
Accumulated deficit	(745.1)	(586.6)
Accumulated other comprehensive income (loss)	0.2	(0.4)

Total shareholders’ deficit	(356.3)	(202.6)

Total liabilities and shareholders’ deficit	$2,077.6	$2,044.5

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and

Comprehensive Income

(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars, except per share data)	2015	2014

Net sales	$428.3	$416.8
Cost of goods sold	(270.7)	(276.6)

Gross profit	157.6	140.2

Selling, general and administrative expenses	(61.5)	(59.9)
Research and development expenses	(7.1)	(8.4)
Asbestos adjustments	(4.5)	(21.5)

Operating income	84.5	50.4
Interest expense, net of capitalized interest	(6.1)	(1.7)
Interest income	0.2	0.6
Other income (expense)	2.7	(3.7)

Income before income taxes	81.3	45.6

Income tax expense	(21.3)	(16.7)

Net income	$60.0	$28.9

Income per share - basic:
Basic	$0.13	$0.06
Diluted	$0.13	$0.06

Weighted average common shares outstanding
(Millions):
Basic	445.7	444.7
Diluted	447.4	446.0

Comprehensive income, net of tax:
Net income	$60.0	$28.9
Cash flow hedges	-	(0.5)
Currency translation adjustments	0.6	5.5

Comprehensive income:	$60.6	$33.9

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars)	2015	2014

Cash Flows From Operating Activities
Net income	$60.0	$28.9
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18.2	16.6
Deferred income taxes	0.2	5.2
Stock-based compensation	3.0	2.1
Asbestos adjustments	4.5	21.5
Tax benefit from stock options exercised	(0.2)	(0.3)
Gain on sale of property, plant and equipment	(1.9)	(0.2)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	26.0	12.7
Accounts and other receivables	(13.9)	(0.9)
Inventories	(0.6)	(13.0)
Prepaid expenses and other assets	(4.9)	(1.3)
Insurance receivable - Asbestos	3.0	17.5
Accounts payable and accrued liabilities	11.8	13.7
Asbestos liability	(28.9)	(30.8)
Other accrued liabilities	(21.2)	(29.2)

Net cash provided by operating activities	$55.1	$42.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(19.0)	$(48.6)
Proceeds from sale of property, plant and equipment	3.7	-
Capitalized interest	(1.1)	-
Acquisition of assets	(0.5)	-

Net cash used in investing activities	$(16.9)	$(48.6)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$35.0	-
Repayments of long-term borrowings	(50.0)	-
Proceeds from issuance of shares	1.0	2.2
Tax benefit from stock options exercised	0.2	0.3
Common stock repurchased and retired	-	(9.1)
Dividends paid	-	(124.6)

Net cash used in financing activities	$(13.8)	$(131.2)

Effects of exchange rate changes on cash	$0.9	$1.9

Net increase (decrease) in cash and cash equivalents	25.3	(135.4)
Cash and cash equivalents at beginning of period	67.0	167.5

Cash and cash equivalents at end of period	$92.3	$32.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	$84.1	$25.4
Short-term deposits	8.2	6.7

Cash and cash equivalents at end of period	$92.3	$32.1

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The Condensed Consolidated Financial Statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity. Except as otherwise indicated, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie” or the “Company.” These interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2015, which was filed with the United States Securities and Exchange Commission (“SEC”) on 21 May 2015.

The Condensed Consolidated Financial Statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the Condensed Consolidated Balance Sheet of the Company at 30 June 2015 and 31 March 2015, the Condensed Consolidated Results of Operations and Comprehensive Income for the three months ended 30 June 2015 and 2014 and Condensed Consolidated Cash Flows for the three months ended 30 June 2015 and 2014.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the Condensed Consolidated Financial Statements are as follows:

	31 March	30 June
(US$1 = A$)	2015	2015	2014

Assets and liabilities	1.3096	1.3028	1.0613
Statements of operations	n/a	1.2854	1.0720
Cash flows - beginning cash	n/a	1.3096	1.0845
Cash flows - ending cash	n/a	1.3028	1.0613
Cash flows - current period movements	n/a	1.2854	1.0720

The results of operations for the three months ended 30 June 2015 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2015 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

2. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2016, and interim periods within those years, and early adoption is not permitted. However, in July 2015, the FASB voted to defer the effective date of this ASU to annual reporting periods beginning after 15 December 2017. Also, early adoption is permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company is still evaluating the new standard and has not yet determined the potential effects on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, which provides explicit guidance about the accounting for consolidation of certain legal entities. The amendments in ASU No. 2015-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The Company does not expect this new standard to materially impact its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company will adopt ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, which requires inventory to be measured at the lower of cost or realizable value. The amendments in ASU No. 2015-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance shall be applied on a prospective basis. The Company will adopt ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

3. Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSUs”), had been issued.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2015	2014

Basic common shares outstanding	445.7	444.7
Dilutive effect of stock awards	1.7	1.3

Diluted common shares outstanding	447.4	446.0

(US dollars)	2015	2014

Net income per share - basic	$0.13	$0.06
Net income per share - diluted	$0.13	$0.06

Potential common shares of 0.8 million and 1.3 million for the three months ended 30 June 2015 and 2014, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSUs arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

4. Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 30 June 2015 and 31 March 2015, which restricts the cash from use for general corporate purposes.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

5. Inventories

Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2015	2015

Finished goods	$149.0	$150.6
Work-in-process	8.4	6.6
Raw materials and supplies	57.8	67.5
Provision for obsolete finished goods and raw materials	(7.6)	(6.7)

Total inventories	$207.6	$218.0

As of 30 June 2015 and 31 March 2015, US$23.3 million and US$22.2 million, respectively, of the Company’s finished goods inventory was held at third-party locations.

6. Long-Term Debt

The Company holds two forms of long-term debt; bilateral credit facilities and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 5.2% and 5.0% at 30 June 2015 and 31 March 2015, respectively. The weighted average term of all long-term debt, including undrawn facilities, is 4.1 years at 30 June 2015.

Bilateral Credit Facilities

At 30 June 2015, the Company’s bilateral credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	150.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	100.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2017	1.4%	125.0	60.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2019	-	40.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2019	-	50.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until May 2019	-	75.0	-

Total		$590.0	$60.0

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The amount drawn under the combined bilateral credit facilities was US$60.0 million and US$75.0 million at 30 June 2015 and 31 March 2015, respectively.

The effective weighted average interest rate on the Company’s total outstanding bilateral credit facilities was 1.4% at 30 June 2015 and 31 March 2015. The weighted average term of all bilateral credit facilities is 2.2 years at 30 June 2015. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8.

The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 30 June 2015, the Company was in compliance with all restrictive debt covenants contained in its bilateral credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all income, expense and other profit and loss statement impacts of Asbestos Injuries Compensation Fund (“AICF”), ABN 60 Pty Limited (“ABN 60”) and two of its former subsidiaries, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba” and together with ABN 60 and Amaca, the “Former James Hardie Companies”) and Marlew Mining Pty Limited (“Marlew”) and excluding assets, liabilities and other balance sheet items of AICF, the Former James Hardie Companies and Marlew, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, the Former James Hardie Companies and Marlew, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) and the Company under the AFFA.

Subsequent to 30 June 2015, the Company drew US$233.0 million from its combined bilateral credit facilities to fund dividend payments and the AICF contribution payment.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, commencing 15 August 2015, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs of US$8.3 million were recorded in Other Current and Other Non-Current Assets on the Company’s consolidated balance sheet in conjunction with the offering. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount and debt issuance costs have an unamortized balance of US$2.4 million and US$7.8 million at 30 June 2015, respectively.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of James Hardie International Group Limited, James Hardie Building Products Inc., James Hardie Technology Limited and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 30 June 2015, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

7. Asbestos

In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to AICF.

Asbestos Adjustments

Asbestos-related assets and liabilities are denominated in Australian dollars. The reported values of these asbestos-related assets and liabilities in the Company’s Condensed Consolidated Balance Sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is included in Asbestos adjustments in the Condensed Consolidated Statements of Operations and Comprehensive Income. The asbestos adjustments for the three months ended 30 June 2015 and 2014 are US$4.5 million and US$21.5 million, respectively.

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months
	Ended	For the Years Ended 31 March
	30 June 2015	2015		2014		2013		2012		2011

Number of open claims at beginning of period	494		466		462		592		564		529

Number of new claims	139		665		608		542		456		494

Number of closed claims	173		637		604		672		428		459

Number of open claims at end of period	460		494		466		462		592		564

Average settlement amount per settled claim	A$232,604	A$	254,209	A$	253,185	A$	231,313	A$	218,610	A$	204,366

Average settlement amount per case closed	A$213,781	A$	217,495	A$	212,944	A$	200,561	A$	198,179	A$	173,199

Average settlement amount per settled claim	US$ 180,959	US$	222,619	US$	236,268	US$	238,615	US$	228,361	US$	193,090

Average settlement amount per case closed	US$ 166,315	US$	190,468	US$	198,716	US$	206,892	US$	207,019	US$	163,642

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial Pty Ltd. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Asbestos-Related Assets and Liabilities

The Company has included on its Condensed Consolidated Balance Sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	30 June	31 March

(Millions of US dollars)	2015	2015
Asbestos liability – current	$(132.3)	$(131.6)
Asbestos liability – non-current	(1,268.2)	(1,290.0)

Asbestos liability - Total	(1,400.5)	(1,421.6)

Insurance receivable – current	16.8	16.7
Insurance receivable – non-current	159.7	161.9

Insurance receivable – Total	176.5	178.6

Workers’ compensation asset – current	4.6	4.5
Workers’ compensation asset – non-current	45.8	45.5
Workers’ compensation liability – current	(4.6)	(4.5)
Workers’ compensation liability – non-current	(45.8)	(45.5)

Workers’ compensation – Total	-	-

Loan facility	(27.5)	(13.6)
Other net liabilities	(1.8)	(1.5)
Restricted cash and cash equivalents of the AICF	10.0	22.0

Net AFFA liability	$(1,243.3)	$(1,236.1)

Deferred income taxes – current	13.9	15.9
Deferred income taxes – non-current	389.7	389.3

Deferred income taxes – Total	403.6	405.2

Income tax payable	23.2	19.2

Net Unfunded AFFA liability, net of tax	$(816.5)	$(811.7)

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, at 30 June 2015:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets[1]	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[2]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2015	$(1,421.6)	$178.6	$405.2	$(13.6)	$22.0	$17.7	$(811.7)
Asbestos claims paid[3]	28.6				(28.6)		-
AICF claims-handling costs incurred (paid)	0.3				(0.3)		-
AICF operating costs paid - non claims-handling					(0.5)		(0.5)
Insurance recoveries		(3.0)			3.0		-
Offset to Income Tax Payable			(4.0)			4.0	-
Funds received from NSW under loan agreement				(13.5)	13.5		-
Other movements		(0.1)	0.3	(0.2)	0.4	(0.2)	0.2
Effect of foreign exchange	(7.8)	1.0	2.1	(0.2)	0.5	(0.1)	(4.5)
Closing Balance - 30 June 2015	$(1,400.5)	$176.5	$403.6	$(27.5)	$10.0	$21.4	$(816.5)

1

A portion of the deferred income tax asset was applied against the Company’s income tax payable. At 30 June 2015 and 31 March 2015, these amounts were US$23.2 million and US$19.2 million, respectively. During the three months ended 30 June 2015, there was a US$0.1 million unfavorable effect of foreign currency exchange in respect of income tax payable.

2

Other assets and liabilities include income tax of US$23.2 million and US$19.2 million at 30 June 2015 and 31 March 2015, respectively. The remaining balance includes the other assets and liabilities of AICF, including a provision for asbestos-related education and medical research contributions of US$1.4 million at 30 June 2015 and 31 March 2015. Also included are trade receivables, prepayments, fixed assets, trade payables and accruals of AICF. These other assets and liabilities of AICF were a net liability of US$0.4 million and US$0.1 million at 30 June 2015 and 31 March 2015, respectively.

3	Claims paid of US$28.6 million reflects A$36.8 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

AICF Funding

On 1 July 2015, the Company made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of its free cash flow for fiscal year 2015. For the 1 July 2015 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2015 operating cash flows of US$179.5 million. For the three months ended 30 June 2015, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

AICF – NSW Government Secured Loan Facility

AICF may borrow up to an aggregate amount of A$320.0 million (US$245.6 million, based on the exchange rate at 30 June 2015). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

At 30 June 2015 and 31 March 2015, AICF had an outstanding balance under the Facility of US$27.5 million and US$13.6 million, respectively.

8. Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income in Other income (expense).

The Company uses foreign currency forward contracts to mitigate exposure to foreign currency fluctuations. The forward contracts at 30 June 2015 were primarily related to the dividends announced in May 2015, and the AICF payment paid in July 2015. Changes in fair value are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income in Other income (expense).

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts have a fair value of US$2.3 million and US$3.1 million at 30 June 2015 and 31 March 2015, respectively, which is included in Accounts payable and accrued liabilities.

At 30 June 2015, the weighted average fixed interest rate of these contracts is 2.0% and the weighted average remaining life is 4.2 years. For the three months ended 30 June 2015, the Company included in Other income (expense) an unrealized gain of US$0.8 million on interest rate swap contracts. Included in Interest expense was a realized loss on settlements of interest rate swap contracts of US$0.6 million for the three months ended 30 June 2015.

For the three months ended 30 June 2014, the Company included in Other income (expense) an unrealized loss of US$1.3 million, on interest rate swap contracts. Included in Interest expense was a realized loss on settlements of interest rate swap contracts of US$0.2 million for the three months ended 30 June 2014.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Foreign Currency Forward Contracts

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates. Gains or losses related to the derivative are recorded in income, based on the Company’s accounting policy. In general, the earnings effects of the item that represent the economic risk exposure are recorded in the same caption as the derivative. The forward contracts not designated as a cash flow hedging arrangement had an unrealized loss of US$2.8 million in the three months ended 30 June 2015. This loss was partially offset by the $2.6 million gain on the revaluation of the dividends payable balance, for an ending loss in Other income (expense) of US$0.2 million.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments.

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 June 2015		31 March 2015
	30 June 2015	31 March 2015	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges

Foreign currency forward contracts	$279.5	$3.6	$-	$3.0	$-	$0.2

Interest rate swap contracts	100.0	125.0	-	2.3	-	3.1

Total	$379.5	$128.6	$-	$5.3	$-	$3.3

9. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

At 30 June 2015, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, trade receivables, trade payables, dividends payable, bilateral credit facilities, senior unsecured notes, interest rate swaps and foreign currency forward contracts.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables, Dividend payables and Bilateral credit facilities – The carrying amounts for these items approximates their respective fair values due to the short maturity of these instruments.

Senior unsecured notes - The Company’s senior unsecured notes have an estimated fair value of US$334.8 million at 30 June 2015 based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Interest rate swaps - The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

Foreign currency forward contracts - The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 June 2015 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)	30 June 2015	Level 1	Level 2	Level 3

Interest rate swap contracts included in Other liabilities	$2.3	$-	$2.3	$-
Forward contracts included in Other liabilities	3.0	-	3.0	-

Total Liabilities	$5.3	$-	$5.3	$-

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

10. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos as described in these financial statements.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

11. Income Taxes

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the three months ended 30 June 2015, the Company paid tax net of any refunds received of US$4.3 million in Ireland, the United States, Canada and New Zealand.

Deferred income taxes include European and Australian net operating loss carry-forwards. At 30 June 2015 the Company had European tax loss carry-forwards of approximately US$6.3 million and Australian tax loss carry-forwards of approximately US$11.7 million, that are available to offset future taxable income in the respective jurisdiction.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 30 June 2015, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. During the three months ended 30 June 2015, the Company reversed a valuation allowance of US$2.4 million for a portion of its European tax loss carry-forwards for which realization is now more likely than not.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 June 2015, the Company recognized a tax deduction of US$13.5 million (A$17.3 million) for the current year relating to total contributions to AICF of US$412.3 million (A$419.1 million) incurred in tax years 2011 through 2015.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2012 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2011. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2010.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2015	$4.9	$0.3

(Reductions) / additions for tax positions of the current year	(3.3)	0.2

Balance at 30 June 2015	$1.6	$0.5

As of 30 June 2015, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognized tax benefits that, if recognized, would affect the effective tax rate is US$0.9 million and US$0.5 million, respectively. The remaining US$0.7 million of unrecognized tax benefits would not affect the effective tax rate if recognized.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the three months ended 30 June 2015, the total amount of interest and penalties recognized in tax expense was US$0.2 million. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s Condensed Consolidated Balance Sheet. These liabilities are offset by deferred tax assets included in Current assets on the Company’s Condensed Consolidated Balance Sheet. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities along with net operating loss and tax credit carryovers. Management believes it is more likely than not that the full deferred tax asset will be realized.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

12. Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Three Months
	Ended 30 June
(Millions of US dollars)	2015	2014

Liability Awards Expense	$1.9	$1.3
Equity Awards Expense	3.0	1.9

Total stock-based compensation expense	$4.9	$3.2

As of 30 June 2015, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$10.9 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.3 years.

13. Capital Management and Dividends

The following table summarizes the dividends declared or paid during fiscal years 2014, 2015 and 2016:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date

FY 2015 special dividend	0.22	98.1	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	120.4	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

On 21 May 2015, the Company announced a new share buyback program to acquire up to 5% of its issued capital. No shares were repurchased or cancelled under this program for the three months ended 30 June 2015.

Subsequent to 30 June 2015, the Company acquired 1,653,247 shares of its common stock, with an aggregate cost of A$30.0 million (US$22.5 million), at an average market price of A$18.14 (US$13.58).

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

14. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centers. General Corporate primarily consists of officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers [1]
	Three Months Ended 30 June
(Millions of US dollars)	2015	2014

USA & Europe Fiber Cement	$337.0	$321.5
Asia Pacific Fiber Cement	91.3	95.3

Worldwide total	$428.3	$416.8

	Income Before Income Taxes
	Three Months Ended 30 June
(Millions of US dollars)	2015	2014

USA & Europe Fiber Cement[2]	$89.5	$68.0
Asia Pacific Fiber Cement[2,7]	19.5	22.0
Research and Development[2]	(6.0)	(6.8)

Segments total	103.0	83.2
General Corporate[3]	(18.5)	(32.8)

Total operating income	84.5	50.4
Net interest expense [4]	(5.9)	(1.1)
Other income (expense)	2.7	(3.7)

Worldwide total	$81.3	$45.6

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2015	2015

USA & Europe Fiber Cement	$982.4	$959.3
Asia Pacific Fiber Cement	287.5	279.8
Research and Development	14.5	20.7

Segments total	1,284.4	1,259.8
General Corporate[5,6]	793.2	784.7

Worldwide total	$2,077.6	$2,044.5

The following is the Company’s geographical information:

	Net Sales to Customers[1]
	Three Months Ended 30 June
(Millions of US dollars)	2015	2014

USA	$327.1	$311.5
Australia	61.5	67.6
New Zealand	15.8	16.4
Other Countries	23.9	21.3

Worldwide total	$428.3	$416.8

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2015	2015

USA	$964.0	$956.4
Australia	230.6	223.4
New Zealand	23.7	25.8
Other Countries	66.1	54.2

Segments total	1,284.4	1,259.8
General Corporate[5,6]	793.2	784.7

Worldwide total	$2,077.6	$2,044.5

[1]	Inter-segmental sales are not significant.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

[2]	The following table summarizes research and development costs by segment:

	Three Months
	Ended 30 June
(Millions of US dollars)	2015	2014

USA & Europe Fiber Cement	$1.3	$1.8
Asia Pacific Fiber Cement	0.3	0.3
Research and Development[a]	5.5	6.3

	$7.1	$8.4

[a]	For the three months ended 30 June 2015 and 2014, the R&D segment also included SG&A expenses of US$0.5 million.

[3]	Included in the General Corporate segment are the following:

	Three Months
	Ended 30 June
(Millions of US dollars)	2015	2014

Asbestos Adjustments	$ (4.5)	$ (21.5)
AICF SG&A expenses	(0.5)	(0.6)

[4]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is AICF interest income of US$0.1 million and AICF net interest expense of US$0.2 million for the three months ended 30 June 2015 and 2014, respectively. See Note 7 for more information.

[5]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

[6]	Asbestos-related assets at 30 June 2015 and 31 March 2015 are US$641.9 million and US$657.3 million, respectively, and are included in the General Corporate segment.

[7]	Included in the Asia Pacific Fiber Cement segment for the three months ended 30 June 2015 was a gain on the sale of the Australian Pipes business of US$2.1 million.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

15. Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

During the three months ended 30 June 2015 there were no reclassifications out of Accumulated other comprehensive income (loss):

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2015	$(0.3)	$0.3	$(0.4)	$(0.4)

Other comprehensive income before reclassifications	-	-	0.6	$0.6

Balance at 30 June 2015	$(0.3)	$0.3	$0.2	$0.2